Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

- First Quarter 2013 Revenues of $40.6 million –

-  First Quarter 2013 GAAP and Non-GAAP EPS ($0.01) and $0.06, Respectively -

- First Quarter 2013 GAAP and Non-GAAP Gross Margin 77% and 78%, Respectively –

YOQNEAM, Israel, May 8, 2013 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the first quarter ended March 31, 2013.

Revenues were $40.6 million in the first quarter of 2013, a decrease of 2.9 percent compared to $41.8 million in the first quarter of 2012.  Gross margin on a GAAP-basis in the first quarter of 2013 was 77.1 percent, compared to 75.6 percent in the first quarter of 2012.  Gross margin on a non-GAAP-basis in the first quarter of 2013 was 78.1 percent, compared to 76.2 percent in the first quarter of 2012.

On a GAAP-basis, operating profit was $0.1 million in the first quarter of 2013, compared to $0.4 million in the first quarter of 2012. Non-GAAP operating profit was $2.0 million in the first quarter of 2013, compared to $2.1 million in the same period in 2012.

On a GAAP-basis, net loss for the first quarter of 2013 was $0.2 million, or ($0.01) per share, compared to net income of $0.2 million, or $0.01 per share, in the same period in 2012.  On a non-GAAP-basis, net income for the first quarter of 2013 was $1.5 million, or $0.05 per share on a fully diluted basis, compared to a net income of $1.8 million, or $0.06 per share on a fully diluted basis in the first quarter of 2012.

A reconciliation of GAAP results to non-GAAP results is attached.

Cash used in operating activities in the first quarter was 2013 was $2.2 million. Cash and cash equivalents, short-term investments and marketable securities on March 31, 2013 totaled $121.8 million.

“While we achieved record first quarter revenues in both the EMEA and APAC regions, total revenues were below our expectations due to a shortfall in sales execution in the Americas region. We are encouraged by our second quarter strong revenues to date and we remain on track to meet the full-year 2013 financial guidance that we provided earlier this year. We are also encouraged by our advanced discussions with both U.S. and Japanese regulatory authorities regarding approvals for PillCam COLON 2” said Homi Shamir, President and CEO, Given Imaging.

First Quarter 2013 Revenue Analysis

Revenues in the Americas region in the first quarter of 2013 decreased 11 percent to $23.9 million from $26.7 million in the same period in 2012.  The decrease is attributable to lower sales of PillCam and functional GI diagnostics products. Revenues in the EMEA region increased 8 percent to $11.6 million compared to $10.8 million in the same period in 2012.  APAC revenues increased by 20 percent to $5.1 million, compared to $4.2 million in the same period in 2012.

Worldwide PillCam SB sales decreased three percent to 54,600 capsules in the first quarter of 2013, compared to 56,500 capsules in the same period in 2012. PillCam SB sales in the Americas region decreased by eight percent to 30,800 capsules in the first quarter of 2013, compared to 33,700 capsules in the first quarter of 2012.  PillCam SB sales in the EMEA region increased by three percent to 15,500 capsules, compared to 15,100 capsules in the first quarter of 2012, while PillCam SB sales in the APAC region increased by seven percent to 8,300 capsules, compared to 7,700 capsules in the same period in 2012.

Worldwide sales of functional GI diagnostics products including the Bravo pH Monitoring System, Digitrapper pH-Z, ManoScan and SmartPill products decreased by 12 percent to $11.0 million in the first quarter of 2013 compared to $12.6 million in the same period in 2012.  In the Americas region, functional GI diagnostics product revenue decreased by 17 percent in the first quarter of 2013 to $8.3 million compared to $10.0 million in the same period in 2012. Functional GI diagnostics revenue in the EMEA region increased by 23 percent to $2.3 million, while revenue in the APAC region was $0.4 million, a decrease of 38 percent compared to the same quarter last year.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

Digestive Disease Week 2013

Over 120 studies will be presented at Digestive Disease Week 2013 featuring Given Imaging's complete product portfolio including PillCam® SB, PillCam® COLON 2(*), PillCam® ESO, Bravo® pH monitoring, Digitrapper® pH-z monitoring, ManoScan™ high resolution manometry and the SmartPill® motility monitoring system.  Digestive Disease Week takes place in Orlando May 18-21, 2013.

The Company will host a meeting with members of the financial community with several key GI opinion leaders to review  highlights of the conference.  The meeting will take place on Tuesday, May 21st, 2013 at 10:00am ET/5:00pm Israel time.  A live audio webcast will be available in the investor relations section of the company’s website, www.givenimaging.com.

Conference Call / Webcast Information

Given Imaging will host a conference call on Thursday, May 9, 2013 at 9:00am ET, 4:00pm Israel time to discuss first quarter 2013 financial results. To participate in the teleconference, please dial the following numbers fifteen minutes before the call is scheduled to begin:  U.S. and Canada, 888-438-5491; Israel, 1-80-924-5906.  Callers in other countries should dial 719-785-1753. The call will also be webcast live at www.givenimaging.com.

A replay of the call will be available for two weeks on the company's website, or until May 23, 2013, by dialing 888-203-1112. Callers in Israel should dial 1-80-924-6038. Callers outside of the U.S. and Israel should dial 719-457-0820. The replay participant code is 3944471.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan™ high-resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z impedance, and the SmartPill® GI monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit www.givenimaging.com.

(*) Pending 510(k), not available for sale within the United States

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the ability of the Company to reach agreement on any strategic alternative and/or to complete any such alternative, as well as the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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Financial Tables Follow

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Three Months Ended March 31, 2013 and 2012
(Unaudited, dollars in thousands)

		Research	Selling	General	Tax
	Gross	And	And	And	Expense
	Profit	Development	Marketing	Admin	(Benefit)	Total

Three month period
ended March 31, 2013

Compensation expenses	$-	$196	$418	$782	$-	$1,396
Sierra and SmartPill PPA	399	-	93	-	$(171)	321
Total	$399	$196	$511	$782	$(171)	$1,717

Three month period
ended March 31, 2012

Compensation expenses	$-	$158	$229	$1,042	$-	$1,429
Sierra PPA	237	-	81	-	$(171)	147
Total	$237	$158	$310	$1,042	$(171)	$1,576

Given Imaging Ltd. And its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended March 31, 2013 and 2012
Condensed, in thousands except share and per share data

		Specified	Non
Three months ended March 31, 2013	GAAP	Items (*)	GAAP

Gross profit	$31,310	$399	$31,709
Research and Development, net	5,971	(196)	5,775
Sales and Marketing	19,631	(511)	19,120
General and administrative	5,561	(782)	4,779
Income tax expense	312	171	483
Net income (loss) attributable to shareholders	$(221)	$1,717	$1,496

Three months ended March 31, 2012		Specified	Non
	GAAP	Items (*)	GAAP
Gross profit	$31,646	$237	$31,883
Research and Development, net	6,744	(158)	6,586
Sales and Marketing	18,763	(310)	18,453
General and administrative	5,637	(1,042)	4,595
Income tax expense	624	127	751
Net income attributable to shareholders	$201	$1,620	$1,821

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
 (Unaudited)

	March 31,	December 31,
	2013	2012
Assets

Current assets
Cash and cash equivalents	$31,711	$35,442
Short-term investments	59,836	58,446
Accounts receivable:
Trade	27,245	31,279
Other	4,852	4,654
Inventories	23,585	22,591
Advances to suppliers	1,140	1,349
Deferred tax assets	2,791	2,646
Other current assets	2,769	2,689

Total current assets	153,929	159,096

Deposits	881	924

Assets held for employees’ severance payments	8,386	7,974

Long-term investments	30,262	30,188

Non-current Inventory	5,773	6,150

Fixed assets, less accumulated depreciation	11,982	12,335

Intangible assets, less accumulated amortization	29,747	30,705

Goodwill	26,942	26,942

Total Assets	$267,902	$274,314

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
 (Unaudited)

	March 31,	December 31,
	2013	2012
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$-	$38
Accounts payable:
Trade	6,956	8,756
Other	19,997	27,091
Deferred income	979	929
Total current liabilities	27,932	36,814

Long-term liabilities
Obligation under capital lease, net	71	78
Liability in respect of employees’ severance payments	9,171	8,761
Contingent consideration in respect of business combination	1,113	1,038
Deferred tax liabilities	4,504	4,675
Total long-term liabilities	14,859	14,552
Total liabilities	42,791	51,366

Equity

Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 31,371,861 and 31,080,876 shares
issued and fully paid as of March 31, 2013 and
December 31, 2012, respectively)	369	367
Additional paid-in capital	221,480	219,103
Capital reserve	1,591	1,591
Accumulated other comprehensive income	271	266
Retained earnings	1,400	1,621
Total Equity	225,111	222,948

Total liabilities and equity	$267,902	$274,314

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Income and Comprehensive Income
In thousands except share data
 (Unaudited)

	Three month period ended		Year ended
	March 31,		December 31,
	2013	2012	2012
Revenues	$40,620	$41,839	$180,501
Cost of revenues	(9,310)	(10,193)	(42,971)

Gross profit	31,310	31,646	137,530

Operating expenses
Research and development, gross	(6,101)	(7,156)	(25,627)
Government grants	130	412	1,439
Research and development, net	(5,971)	(6,744)	(24,188)

Sales and marketing	(19,631)	(18,763)	(76,272)
General and administrative	(5,561)	(5,637)	(22,746)
Other, net	(48)	(101)	(455)

Total operating expenses	(31,211)	(31,245)	(123,661)

Operating profit	99	401	13,869
Financing income (expenses), net	(8)	331	847

Profit before taxes on income	91	732	14,716
Income tax expense	(312)	(624)	(459)

Net profit (loss)	(221)	108	14,257

Net loss attributable to non-controlling interest	-	93	93
Net profit (loss) attributable to shareholders	$(221)	$201	$14,350

Net change in respect of available for sale securities	5	430	1,151
Total comprehensive profit (loss) attributable to shareholders	$(216)	$631	$15,501

Total comprehensive loss attributable to
non-controlling interest	-	(93)	(93)
Total comprehensive profit (loss)	$(216)	$538	$15,408

Earnings per share

Basic Earnings (loss) attributable to shareholders per Ordinary Share	$(0.01)	$0.01	$0.47

Diluted Earnings (loss) attributable to shareholders per Ordinary Share	$(0.01)	$0.01	$0.45

Weighted average number of Ordinary Shares used
to compute basic Earnings (loss) per Ordinary share	31,227,150	30,579,090	30,853,581

Weighted average number of Ordinary Shares used
to compute diluted Earnings (loss) per Ordinary share	31,227,150	31,477,929	31,563,208

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Cash Flows
In thousands except share data
 (Unaudited)

	Three month period ended		Year ended
	March 31,		December 31,
	2013	2012	2012
Cash flows from operating activities:
Net profit (loss)	$(221)	$108	$14,257

Adjustments required to reconcile net profit
to net cash provided by (used in) operating activities:

Depreciation and amortization	2,198	1,996	8,597
Change in deferred taxes	(316)	(1,007)	(1,795)
Stock based compensation	1,396	1,429	6,158
Loss from disposal of fixed assets and intangible assets	87	102	484
Unrealized interest on contingent consideration	75	-	-
Decrease in accounts receivable – trade	4,034	2,820	977
Decrease (increase) in accounts receivable – other	(186)	1,355	1,252
Increase in other current assets	(80)	(852)	(1,316)
Decrease (increase) in advances to suppliers	209	(172)	(142)
Increase in inventories	(617)	(472)	(299)
Decrease in accounts payable	(8,960)	(4,595)	(691)
Increase in deferred income	50	12	408
Other	109	(50)	(62)
Net cash provided by (used in) operating activities	(2,222)	674	27,828

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(1,012)	(1,480)	(7,005)
Other long term assets	1	(599)	(538)
Acquisition of business, net of cash acquired (1)	-	-	(6,000)
Change in short-term deposit, net	7,500	20,617	4,968
Proceeds from sales and maturity of marketable securities	246	2,000	13,343
Investments in marketable securities	(9,293)	(12,322)	(24,827)
Net cash provided by (used in) investing activities	(2,558)	8,216	(20,059)

Cash flows from financing activities:
Principal payments on capital lease obligation	-	(41)	(129)
Proceeds from the issuance of Ordinary Shares	983	1,337	4,115
Purchase of shares from a non-controlling shareholder
in a subsidiary	-	(658)	(658)
Net cash provided by financing activities	983	638	3,328

Effect of exchange rate changes on cash and cash equivalents	66	46	60

Increase (decrease) in cash and cash equivalents	(3,731)	9,574	11,157
Cash and cash equivalents at beginning of period	35,442	24,285	24,285

Cash and cash equivalents at end of period	$31,711	$33,859	$35,442

Supplementary cash flow information
Income taxes paid	$1,240	$122	$2,883